UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: August 22, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

21 August 2013

CSR plc

(the “Company”)

Dealing by Person Discharging Managerial Responsibility

Announcement of the vesting of a share award pursuant to the CSR Share Award Plan and disposal of ordinary shares of the Company.

The Company announces that on 21 August 2013, 36,363 ordinary shares were allotted to Mr Anthony Murray, at a price per share of £0.001, pursuant to the vesting of a share award granted under the rules of the CSR Share Award Plan. Following receipt of the ordinary shares, Mr Murray immediately sold all of the shares at a price per ordinary share of £5.161.

Mr Murray’s holding of ordinary shares in the Company following the disposal remains unchanged at 35,750 ordinary shares.